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                             June 18, 2024

       Deanna White
       Chief Executive Officer
       Surf Air Mobility Inc.
       12111 S. Crenshaw Blvd.
       Hawthorne, CA 90250

                                                        Re: Surf Air Mobility
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 4, 2024
                                                            File No. 333-279929

       Dear Deanna White:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed June 4, 2024

       Risk Factors, page 8

   1. We note you have incorporated your risk factor disclosure from your 2023 Form 10-K which includes a
general risk factor regarding compliance with the continued listing standards of the NYSE.
Please revise this section to address the risks associated with failing to meet the New
York Stock Exchange continued listing standards. To provide
                                                        context, discuss (i)
the May 20, 2024 notice from the NYSE stating that the Company is no longer in compliance
with the NYSE continued listing standards due to the fact that the
                                                        Company   s average
total market capitalization over a consecutive 30 trading-day period was less than $50
million and, at the same time, its stockholders    equity was less than $50
                                                        million and (ii) the
April 2, 2024 notice stating that the average closing price of the
                                                        Company   s common
stock was less than $1.00 over a consecutive 30 trading-day period and that failure to
regain compliance with these standards may result in the delisting of your securities.
 Deanna White
Surf Air Mobility Inc.
June 18, 2024
Page 2
Plan of Distribution, page 26

2. We note your disclosure on page 26 that your selling stockholders may sell their securities using various methods, including any method permitted pursuant to applicable law. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of
         Regulation S-K.
General

3. Please revise your prospectus to disclose the following information with respect to the
       Share Subscription Facility by and among the company and GEM Global Yield LLC SCS and GEM Yield Bahamas Limited:
           the material terms of the agreement, including the material conditions under which the company may access the funds available under it and the full discounted price (or formula for determining it) at which GEM will receive the shares. the material risks of an investment in the company and in the offering, including:
             o  the dilutive effect of the formula or pricing mechanism on the
company   s share
                price;
             o the possibility that the company may not have access to the full amount available to it under the agreement; and
             o whether an investor can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the
                company   s share price.
           the material market activities of GEM, including:
             o  any short selling of the company   s securities or other
hedging activities that
                GEM may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and
             o how GEM intends to distribute the securities it owns or will acquire.
           how the provisions of Regulation M may prohibit GEM and any other distribution participants that are participating in the distribution of the
company   s securities from:
FirstName LastNameDeanna
             o                 White making activities (e.g., placing bids or
making purchases to
                engaging in market
Comapany NameSurf      Airthe
                stabilize  Mobility
                              price ofInc.
                                        the common stock) while the agreement
is in effect; and
             o  purchasing   shares in the open market while the agreement is
in effect.
June 18, 2024 Page  2
FirstName LastName
 Deanna White
FirstName  LastNameDeanna White
Surf Air Mobility Inc.
Comapany
June       NameSurf Air Mobility Inc.
     18, 2024
June 18,
Page 3 2024 Page 3
FirstName LastName
4. Please file the Share Subscription Facility dated as of February 8, 2023 and any amendments as exhibit(s) to your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Peter Wardle